

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 21, 2009

By U.S. Mail and Facsimile to: (501) 978-2282

Paul Moore
Chief Financial Officer
Bank of the Ozarks, Inc.
17901 Chenal Parkway
Little Rock, Arkansas 72223

> **Re: Bank of the Ozarks, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 11, 2009**
> **File No. 000-22759**

Dear Mr. Moore:

We have reviewed your response filed with the Commission on July 14, 2009 and have the following comment. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation, page 32

Compensation Discussion and Analysis, page 16 of Definitive Proxy Statement on Schedule 14A

Cash Incentive Compensation, page 18 of Definitive Proxy Statement on Schedule 14A

1.   We note your response to comment 1 in our letter dated July 1, 2009. We are unable to agree with your determination that the performance targets related to incentive compensation and general cash bonuses are not material. Please submit to the staff proposed revised disclosure which includes the performance targets in question. Please also confirm that the company will disclose any similar

performance targets in future filings.

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3464 with any questions.

Sincerely,

Kathryn McHale
Staff Attorney